SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2 (a)

(Amendment No. 14)1

eMagin Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29076N 20 6

(CUSIP Number)

Frank S. Vellucci, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 (212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 29076N 20 6

(1)	NAMES OF REPORTING PERSONS Stillwater Holdings LLC (f/k/a Stillwater LLC)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 10,910,834[1]
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 10,910,834[1]
	(10)	SHARED DISPOSITIVE POWER 1,720,658[2]
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,631,492
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.4%
(14)	TYPE OF REPORTING PERSON OO

[1]

Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants December 22, 2008, and upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.

[2]

Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008. The sole member of Stillwater Holdings LLC is the investment manager of a corporation that owns such reported securities.

13D

CUSIP No. 29076N 20 6

(1)	NAMES OF REPORTING PERSONS Ginola Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,311,214[3]
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 2,311,214[3]
	(10)	SHARED DISPOSITIVE POWER 2,229,480[4]
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,540,694
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
(14)	TYPE OF REPORTING PERSON CO

[3]	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.

[4]

Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008, owned by trusts and holding companies with common directors and/or controlling shareholders with common directors as the controlling shareholders as Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola Limited disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 29076N 20 6

This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) is being filed by Stillwater Holdings LLC, a Delaware limited liability company formerly known as Stillwater LLC (“Stillwater”), and Ginola Limited, a company organized in Isle of Man (“Ginola” and, together with Stillwater, the “Reporting Persons”), to amend the Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004, Amendment No. 5 to the Schedule 13D filed March 1, 2005, Amendment No. 6 to the Schedule 13D filed October 28, 2005, Amendment No. 7 to the Schedule 13D filed July 26, 2006, Amendment No. 8 to the Schedule 13D filed April 18, 2007, Amendment No. 9 to the Schedule 13D filed August 2, 2007, Amendment No. 10 to the Schedule 13D filed April 14, 2008, Amendment No. 11 to the Schedule 13D filed December 30, 2008, Amendment No. 12 to the Schedule 13D filed April 26, 2010, and Amendment No. 13 to the Schedule 13D filed July 20, 2011 with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin is 3006 Northup Way, Suite 103, Bellevue, Washington 98004.

In accordance with Rule 13d-2 of the Act, this Amendment No. 14 amends and supplements only information that has materially changed since the July 20, 2011 filing of Amendment No. 13 to Schedule 13D.

Item 2. Identity and Background.

On August 30, 2011, Stillwater changed its name from Stillwater LLC to Stillwater Holdings LLC. The address of Stillwater’s principal office is 655 Madison Avenue, Floor 20, New York, NY 10065. Mortimer D.A. Sackler is the sole member and sole manager of Stillwater.

The address of Ginola’s principal office is c/o Ogier, Ogier House, The Esplanade, St. Helier, Jersey Channel Islands JE4 9WG. Maydean Trust Company Limited, as trustee, is the sole shareholder of Ginola and the directors of Ginola are Jonathan G. White, Joerg Fischer and Steven A. Meiklejohn.

Item 4. Purpose of Transaction.

On April 16, 2012, pursuant to the provisions of the Issuer’s Amended and Restated Certificate of Incorporation, Stillwater nominated Christopher S. Brody to serve as a director of the Issuer. The sole member of Stillwater and the investment manager of a corporation that owns securities of the Issuer, which such securities are deemed beneficially owned by Stillwater, plan to vote the securities of the Issuer in favor of the nomination of Christopher S. Brody as director of the Issuer, as referenced and described further in the Issuer’s Proxy Statement filed on April 18, 2012.

Item 5. Interest in Securities of the Issuer.

		Common Stock Beneficially Owned	Percent of Class
(a)	Stillwater [1]	12,631,492	38.4%
	Ginola [3,4]	4,540,694	16.5%

	Common Stock	Percent
(b) Stillwater	Beneficially Owned	of Class
Sole Voting Power	10,910,834	34.2%
Shared Voting Power	- 0 -	0%
Sole Dispositive Power	10,910,834	34.2%
Shared Dispositive Power [2]	1,720,658	6.5%

CUSIP No. 29076N 20 6

	Common Stock	Percent
Ginola	Beneficially Owned	of Class
Sole Voting Power	2,311,214	8.7%
Shared Voting Power	- 0 -	0%
Sole Dispositive Power	2,311,214	8.7%
Shared Dispositive Power [4]	2,229,480	8.4%

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 7. To Be Filed as Exhibits.

Exhibit No.	Description
1	Agreement of Reporting Persons to file joint statement on Schedule 13D

1	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated December 22, 2008, and upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.

2	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008. The sole member of Stillwater Holdings LLC is the investment manager of a corporation that owns such reported securities.

3	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.

4	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008, owned by trusts and holding companies with common directors and/or controlling shareholders with common directors as the controlling shareholders as Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and Ginola Limited disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 29076N 20 6

Signatures

After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2012

STILLWATER HOLDINGS LLC

By:	/s/ Mortimer D.A. Sackler
Name:	Mortimer D.A. Sackler
Title:	President

GINOLA LIMITED

By:	/s/ Jonathan White
Name:	Jonathan White
Title:	Director